Exhibit D

RECENT DEVELOPMENTS

The information included in this section supplements the information about Jamaica contained in Jamaica’s annual report for the year ended March 31, 2019 on Form 18-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 21, 2019 (the “2019 Form 18-K”), as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2019 Form 18-K, the information in this section replaces such information. No significant changes to the information provided in the 2019 Form 18-K have occurred. Initially capitalized terms used in this section have the respective meaning assigned to those terms in the 2019 Form 18-K.

Overview

Since December 2019, a novel strain of coronavirus (SARS-CoV2, commonly referred to as “COVID-19”) has spread rapidly around the world, with at least 150 countries and territories with confirmed cases, and, on March 11, 2020, the outbreak of COVID-19 was characterized as a pandemic by the World Health Organization (WHO). The COVID-19 pandemic is currently having an adverse impact on the global financial markets and economy, including Jamaica’s economy. Such impacts include volatility in financial markets, reduced trade, lower activity in other key drivers of the local economy, effects of implementations of stay-at-home measures, closure of national borders, impact on the tourism industry, and impact on labor, wages and unemployment. The Government of Jamaica continues to assess the impacts that the COVID-19 pandemic may have on the Government’s economy. The extent of these impacts will depend on future developments, which are highly uncertain and cannot be predicted at this time, but may be severe.

Recent Government Actions

COVID-19 is severely affecting economies worldwide and Jamaica is no exception. The outbreak of the virus has posed numerous constraints on the country’s economy. The extent of these constraints is still undeterminable and will depend on the duration of the virus and/or timeliness of accessibility to an effective vaccine to combat the spread of the disease. Additional factors that will underline the overall impact on the country include the following: the number of confirmed cases, the impact of the virus on trading partners and the effectiveness of the measures and actions implemented.

In response to the COVID-19 pandemic, the Government of Jamaica has taken pro-active measures to deploy various economic and public health measures. Prior to the announcement of the country’s first imported case, the Government had begun to coordinate efforts to mitigate the spread of the virus upon entering the island. On February 5, 2020, the Prime Minister announced the institution of a National Coordinating Mechanism Team (the “NCM Team”), headed by the Office of Disaster Preparedness and Emergency Management and supported by varying Government ministries and stakeholder partners. The purpose of this team is to monitor and contain the spread of the virus in the case of an outbreak.

On March 10, 2020, the Government of Jamaica announced at a press conference the first imported case of COVID-19 on the island. Despite the anxiety caused by the news, the actions of the Government were proactive, as outlined below, reassuring citizens that the country is prepared to manage the virus. Citizens were urged to remain calm as the Government provided leadership and coordination to manage the situation as it evolves. Following the discovery of the first case, the NCM Team was activated along with the National Emergency Operation Centre, to coordinate efforts to address matters related to COVID-19. Members of the NCM Team were charged with the responsibility to report and respond to all COVID-19 incidents that fall under their portfolio.

The Government has taken a proactive and aggressive approach to implement a number of measures to reduce the social and economic impact of the virus on the country. These steps include:

Social and Health

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On March 13, 2020, the Government of Jamaica declared the country to be a Disaster Zone under the National Disaster Risk Management Act, resulting from the increase in confirmed cases, the proposed impact and the threat of the global pandemic.

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All educational institutions were officially closed and a transition to online learning was implemented as a safety measure protecting the school community. This arrangement will continue for the remainder of the school year. However, the upper school (fifth and sixth formers) were asked to return to school on June 8, 2020, to facilitate preparation for their final external exams.

o	Community and parish quarantine protocols were established for specific areas where the number of confirmed cases was increasing, with quarantine lasting between 14 and 28 days.

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From March through May, Seven Miles and Eight Miles in Bull Bay, St. Andrew, Corn Piece in Clarendon, the parish of St. Catherine, and Dover, Enfield and Annotto Bay in the parish of St. Mary were placed under quarantine orders.

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A Social Distancing Order was instituted requiring people to maintain a distance of at least six feet between each other. Gathering in public spaces was initially set on March 18, 2020 at 20 persons but later reduced to 10 persons on March 25, 2020. Effective June 7, 2020, the restriction for public gathering for church, funerals and weddings increased from 10 persons to 50 persons. The restriction for all other public gatherings remains at 10 persons until further notice.

-	Visitors that entered the island during the period from March 18 to March 21, 2020 were required to report to the Ministry of Health and observe voluntary quarantine protocols as directed.

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A contact telephone line was set up and dedicated for persons to call-in and report situations related to the virus, while the Government continues to provide frequent updates on the case tracking of the virus.

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On March 25, 2020, the Government announced the closure of the country’s borders for 14 days, which was subsequently extended to May 31, 2020. The borders were officially reopened on June 15, 2020 as further described below.

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A new protocol called the Controlled Re-entry Programme was implemented on May 7, 2020 to repatriate vulnerable citizens that are abroad and wanting to return home. These individuals could submit an application to return home via the immigration portal at the following link: www.jamcovid19.moh.gov.jm.

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On April 1, 2020, the Government instituted nightly curfew hours nationwide, which were initially set for 9 p.m. to 5 a.m. with more restrictive curfew hours during holiday weekends like Easter and Labour Day. Curfew hours were monitored and adjusted continuously with the evolving situation, aiming to minimize social gatherings.

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Bars, nightclubs and amusement place operators were asked to close their business operations, and other businesses, including farmers’ markets, hair salons and barbershops, instituted reduced business hours;

-	On April 15, 2020, the wearing of masks became mandatory for everyone.

-	Visitation at institutional homes and infirmaries was limited to one visit per day, and new patients were not accepted.

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All Business Process Outsourcing Entities were declared closed on April 22, 2020 with provisions being made for employees to work from home, due to a large outbreak of the virus being traced to one of the industry’s key players. This accounted for the majority of the country’s cases.

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Between May 13 and May 26, 2020, over 1,600 Jamaicans stranded abroad were allowed to return home under the control Re-entry Programme mentioned above. This was mainly done via cruise ship and airplane. More Jamaicans are scheduled to return home in the coming weeks.

These public health measures had the effect of significantly minimizing the potential spread of COVID-19. As of June 15, 2020, the Government had recorded 621 persons testing positive for the virus, 10 deaths and 430 recoveries.

Financial Intervention

Measures imposed by the Government, such as the implementation of curfew hours, quarantine orders, and lockdowns, have contributed to the severe impact on critical economic activities, resulting in declines in Jamaica’s GDP, adverse impact on revenue streams, and sharp cuts in expenditure.

As a result of this economic impact, the Government has taken the following actions:

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On Tuesday, March 17, 2020, the Government of Jamaica, acting through the Minister of Finance and the Public Service announced the implementation of a J$25 billion dollar stimulus package aimed at supporting the country’s economic activity during the pandemic. This comprises of the following:

o	A reduction in the rate of GCT from 16.5% to 15% alongside other tax benefits expected to amount to J$15billion.

o	J$7 billion was initially placed in the budget as a fiscal contingency, earmarked to provide economic response to the global pandemic.

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The financial sector agreed to forego the reduction in the asset tax amount announced during the budget presentation for one year, providing an estimated J$3 billion which was added to the COVID-19 Fiscal Contingency Fund, bringing the amount to a total of J$10 billion.

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The COVID-19 Fiscal Contingency Fund is currently being used to finance the Government’s COVID-19 Allocation of Resources for Employees Programme (CARE), which is a temporary cash grant programme intended to minimise the economic impact of the pandemic on, inter alia, small businesses owners and persons who lost their jobs during COVID-19.

-	The Government also took the following tax related measures:

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On March 12, 2020, the Tax Administration of Jamaica (TAJ) extended the deadline from March 15, 2020 to March 27, 2020 for clients to file Income Tax returns without incurring a penalty, in an effort to reduce the exposure of TAJ staff and the public to COVID-19.

o	The TAJ also discontinued in-branch payment of fees, including property taxes and fitness fees, in order to minimize crowds at the tax offices across the island.

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The TAJ announced the relaxation of compliance-related activities such as court proceedings and issuing of summons until after June 30, 2020, allowing businesses to focus on their core activity during the pandemic.

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On April 15, 2020, the Government applied to the IMF for the Rapid Finance Instrument in the amount of US$520 million, which was approved for disbursement on May 15, 2020 and is to be used for boosting foreign exchange reserves and assisting with balance of payment challenges due to COVID-19.

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On May 31, 2020, the Government lifted the work from home order, which it imposed on March 18, 2020. The country’s rivers and beaches opened on June 7, 2020 for a 14-day period, as well as conditional openings of public gatherings (i.e., churches, funerals, weddings) allowing up to 50 persons.

As reflected in the First Supplementary Estimates tabled on May 13, 2020, the budget was downscaled from J$853.46 billion to J$838.15 billion to accommodate the impact on revenues and expenditure from COVID-19. As a result of the unprecedented fiscal burden imposed on the economy due to COVID-19, the macroeconomic outlook for FY2020/21 has been revised and indicates a decline in imports and reductions in real GDP and nominal GDP. Consequently, through an amendment of the Fiscal Rules, the date to achieve the legislative debt/GDP target of 60.0% or less was suspended from FY2025/26 to FY2027/28. While Jamaicans are cautioned to continue acting responsibly and follow the protocols established to minimise the spread of the virus, the economy was fully reopened on June 15, 2020. Over 600 international travellers were welcomed at the borders on the first day of the re-opening. As at June 15, 2020, all incoming passengers on entering through the borders of Jamaica undergo testing at the port of entry. Health and safety protocols will be established at the port of entry to include temperature checks, wearing of mask, and individual sanitization procedures. The re-opening of the borders is currently at a testing phase and will be monitored progressively.

As the island reopens, specific focus is placed on the tourism sector. The tourism industry launched a COVID-19 Established Resilience Corridor Program on June 15, 2020, which restricts the movement of visitors to a particular section of the island during their arrival and stay. The first phase of this programme allows visitors to move along the borders of Negril in the north west to Port Antonio in the northeast. The progress of this will be monitored and depending on its outcome, if positive, will lead to the opening of a second phase corridor to incorporate Kingston and the South Coast. The aim of the COVID-19 Established Resilience Corridor Programme is to allow easier trace of our visitors and to contain the movement of the virus. The reopening and recovery strategy also incorporates the establishment of a Robust Health and Safety Protocols. This includes the training of stakeholders in each segment of the sector as a preparation and preventative approach in dealing with the spread of the virus, as well as ensuring that all the industry participants are equipped with the right personal protective equipment.

RISK FACTORS

Risk Factors Relating to Jamaica

Developments relating to the global outbreak of COVID-19 may have a material adverse impact on our economy.

COVID-19 is severely affecting economies worldwide and Jamaica is no exception. The outbreak of the virus has posed numerous constraints on the country’s economy. The extent of these constraints is still undeterminable and will depend on the duration of the virus and/or timeliness of accessibility to an effective vaccine to combat the spread of the disease. Additional factors that will underline the overall impact on the country include the following: the number of confirmed cases, the impact of the virus on trading partners and the effectiveness of the measures and actions implemented.

As of June 15, 2020, Jamaica has had 621 confirmed cases of COVID-19, of which 10 persons have died and 430 persons have recovered. The initial outbreak of the virus in Jamaica led to a disruption in the country’s economic activity between March and May 2020. Measures implemented by the Government, such as the closure of the borders to incoming passenger traffic, implementation of curfew hours and physical distancing protocols, have severely impacted critical economic activities such as Hotels & Restaurants, Manufacturing, Transportation, Entertainment, and Construction Services. Additionally, the impact of the virus on Jamaica’s main trading partners has significantly affected external demand for the country’s goods and services. As a result of this unprecedented economic shock, it is projected that there will be a decline in Jamaica’s Gross Domestic Product. This is expected to have an adverse impact on the Government’s revenue streams, resulting in sharp cuts in expenditure. From January to March 2020, Jamaica’s economic environment was the following: deflation rate of 0.7% and the real exchange rate depreciated by 1.7% relative to the US dollar. The economic performance for the quarter was highlighted by a contraction of 1.7% in real GDP.

In light of the negative impact of COVID-19 on global economies, Jamaica’s economy is projected to contract within the range of 4% to 6% for Fiscal Year 2020/21. Net international reserves as at May 31, 2020 were US$2,904.5 million, representing a decline of 7.3% from the US$3,132.7 million that was reported as at April 30, 2020.

The ongoing COVID-19 pandemic is currently having an indeterminable adverse impact on the global economy and the economy of Jamaica. Such effects include risks to citizens’ health and safety, as well as reduced economic activity, which in turn may result in decreased revenue and increased expenditures for the Government. At this time, the long-term effects of the COVID-19 pandemic on Jamaica’s economy are difficult to assess or predict. The Government is deploying various economic and public health measures to address the pandemic.

The evolution of the disease in Jamaica may be unpredictable and the spread of COVID-19 may continue to have adverse impacts on Jamaica’s economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Moreover, the ongoing COVID-19 pandemic and its potential impact on the global economy may require the Government to adopt additional changes in existing regulations or implement more stringent regulations, which may further adversely impact the economy and financial conditions of Jamaica.

With the current impact of the virus on the economy, there are some inherent risk factors to consider, given that they could affect the country’s strategy to raise funds. Those risk factors include the following:

•	devaluation or depreciation of the currency;

•	fiscal deficit;

•	downgrading of the country’s credit rating by the international credit rating agencies;

•	high interest rates;

•	high inflation;

•	adverse changes in governmental economic, tax or other policies;.

•	negative effects of Natural Disasters;

•	the occurrence or intensification of public health emergencies, such as the COVID-19 pandemic; and

•	escalating geographical tension can lead to further uncertainty in the market, instability, and reduced prospects for economic growth.